                                   EXHIBIT 21

                              LIST OF SUBSIDIARIES


The following list contains the names and jurisdictions of organization of Habersham Bancorp's direct and indirect subsidiaries. Habersham Bancorp owns 100% of the outstanding stock of each listed entity, except for BancMortgage Financial Corp. and Appalachian Travel Service, which are a wholly owned subsidiaries of Habersham Bank.

Name and Jurisdiction

Habersham Bank, a Georgia state bank.
Security State Bank, a Georgia state bank.
The Advantage Group, Inc. a Georgia corporation.
BancMortgage Financial Corp., a Georgia corporation.
Appalachian Travel Service, Inc., a Georgia corporation.





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